

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 2, 2009

VIA U.S. MAIL

Mark Du
Chief Financial Officer
Jinpan International Limited
560 Sylvan Avenue, Suite #3
Englewood Cliffs, New Jersey 07632

>   **Re: Jinpan International Limited**
>   **Form 20-F for the fiscal year ended December 31, 2008**
>   **Filed June 10, 2009**
>   **File No. 001-14742**

Dear Mr. Du:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief